As filed with the Securities and Exchange Commission on May 18, 2004
                                                     Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                    FORM F-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                   ------------------------------------------
                              RADA ELECTRONIC INDUSTRIES LTD.
                   (Exact name of Registrant as specified in its charter)

              Israel                                          Not Applicable
 (State or other jurisdiction of                             (I.R.S. Employer
  incorporation or organization)                            Identification No.)

                         Rada Electronic Industries Ltd.
                             7 Giborei Israel Street
                              Netanya 42504, Israel
                             Tel: (972)(9) 892-1111
                             Fax: (972)(9) 885-5885
   (Address and telephone number of Registrant's principal executive offices)
                      ------------------------------------
                         Mr. Herzle Bodinger, President
                         Rada Electronic Industries Inc.
                        c/o Carter Ledyard & Milburn LLP
                                  2 Wall Street
                               New York, NY 10005
                                Tel: 212-238-8605
                                Fax: 212-732-3232
                           (Name of agent for service)
                     --------------------------------------

             Copies of all communications, including communications
                  sent to agent for service, should be sent to:

         Steven J. Glusband, Esq.                      Sarit Molcho, Adv.
       Carter Ledyard & Milburn LLP               S. Friedman & Co., Advocates
              2 Wall Street                            25 Hamered Street
            New York, NY 10005                       Tel Aviv, Israel 68125
            Tel: 212-238-8605                        Tel: (972)(3) 796-1500
            Fax: 212-732-3232                        Fax: (972)(3) 796 1501

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 436, please check the following box. [ ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


--------------------------------------------------------------------------------

                         CALCULATION OF REGISTRATION FEE

==========================================================================================================
                                               Proposed maximum       Proposed maximum       Amount of
   Title of each class of     Amount to be    offering price per     aggregate offering     registration
securities to be registered    registered       ordinary share              price               fee
==========================================================================================================
Ordinary shares, par value
NIS 0.005 per share          19,956,226            $1.89 (1)             $37,717,267       $4,778.78 (2)
==========================================================================================================

     (1) Estimated pursuant to Rule 457(c) and 457 (o) solely for the purpose of computing the amount of the registration fee on the basis of the average of the low bid and high ask prices ($1.95 and $1.82) of an ordinary share as reported by Nasdaq on May 14, 2004.

     (2) Calculated pursuant to Section 6(b) of the Securities Act of 1933 as follows: proposed maximum aggregate offering price multiplied by .0001267.

                    SUBJECT TO COMPLETION, DATED MAY 18, 2004

        The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

                         RADA ELECTRONIC INDUSTRIES LTD.
                           19,956,226 Ordinary Shares

        This prospectus relates to 19,956,226 ordinary shares that the selling shareholders named in this prospectus or their transferees may offer from time to time. The registration of these ordinary shares does not necessarily mean that any of the selling shareholders or their transferees will offer or sell their shares.

        We are not offering or selling any of our ordinary shares pursuant to this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares offered by this prospectus. We will bear all expenses in connection with the preparation of this prospectus.

        Our ordinary shares are listed for trading on the Nasdaq SmallCap Market under the symbol "RADIF." On May 17, 2004, the closing price of our ordinary shares on the Nasdaq SmallCap Market was $1.90.

These securities involve a high degree of risk. See "Risk Factors" beginning on page 5.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.







                                      2004

                               Table of Contents
                               -----------------

                                                                        Page
                                                                        ----

Notice Regarding Forward-Looking Statements........................      3
Prospectus Summary.................................................      4
Risk Factors.......................................................      5
Use of Proceeds....................................................     16
Market Price Data..................................................     16
Selected Consolidated Financial Data...............................     17
Selling Shareholders...............................................     19
Plan of Distribution...............................................     21
Foreign Exchange Controls and Other Limitations....................     23
Experts............................................................     23
Legal Matters......................................................     24
Material Changes...................................................     24
Where You Can Best Find More Information; Incorporation
of Certain Information by Reference................................     24
Enforceability of Civil Liabilities................................     25


        When you are deciding whether to purchase the ordinary shares being offered by this prospectus, you should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone to provide you with different information. We are not making any offer of the ordinary shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

        In this prospectus, "we," "us," "our," the "Company" and "Rada" refer to Rada Electronic Industries Ltd., an Israeli company, and our subsidiary.

        We are a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934, or the Exchange Act. As a result, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

        We distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public or certified public accountant. We prepare our financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States. All references to "dollars" or "$" in this prospectus are to United States dollars, and all references to "shekels" or "NIS" are to New Israeli Shekels.



                   NOTICE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated in it by reference contain forward-looking statements which involve known and unknown risks and uncertainties. We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as "may," "will," "should," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "potential" or the negative of such terms, or other comparable terminology.

        Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption "Risk Factors" and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources. Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

                               PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information about us, the ordinary shares that may be sold from time to time, and our financial statements and the notes to them, all of which appear elsewhere in this prospectus or in the documents incorporated by reference in this prospectus.



                         RADA ELECTRONIC INDUSTRIES LTD.

        We develop, manufacture and sell automated test equipment, avionics products and ground debriefing systems and provide manufacturing services for military and commercial use, mainly in Israel, the U.S. and Europe. We refer to these activities as our core business. We also provide test and repair services using our CATS(R) testers and test program sets through our Chinese subsidiary.

        We were incorporated in Israel on December 8, 1970 and have one active subsidiary in China. Our registered offices and principal place of business are located at 7 Giborei Israel Street, Netanya 42504, Israel, and our telephone number is 972-9-892-1111. Our address on the internet is www.rada.com. Our agent for service of process in the U.S. is Rada Electronic Industries Inc.

                                  The Offering

Ordinary shares offered.......... 19,956,226 shares, including
                                  13,667,345 shares are issuable upon exercise of outstanding warrants

Nasdaq SmallCap Market Symbol.... "RADIF"

Use of proceeds.................. We will  not  receive  any  proceeds  from the sale of the ordinary shares offered hereby. We will, however, receive the proceeds from the exercise of the warrants if and when they are exercised.

                                  RISK FACTORS

        Investing in our ordinary shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. Our business, prospects, financial condition and results of operations could be adversely affected due to any of the following risks. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Our Industry

We have a history of losses, and may not be able to maintain profitable operations in the future.


        We reported a net profit of $758,000 for the fiscal year ended December 31, 2003, but incured losses in the five preceding years. As of December 31, 2003 our accumulated deficit was $57.7 million. No assurance can be given that we will be able to maintain our current level of revenues or profitability in the future.

We may need to raise additional capital in the future, which may not be available to us.

        Our working capital requirements and the cash flow provided by our operating activities are likely to vary greatly from quarter to quarter, depending on the timing of orders and deliveries, the build-up of inventories, and the payment terms offered to our customers. As a consequence of our significant losses, we incurred significant bank debt and sold equity and debt securities in private placements in the years 1997 through 2003. In June 2003 we reached an agreement to restructure our debt with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. that significantly improved our financial position. We may need to raise additional funds for a number of uses, including:

          o    working capital and operating activities;

          o    implementing marketing and sales activities for our products;

          o    maintaining and expanding research and development programs;

          o    hiring additional qualified personnel; and

          o    supporting an increased level of operations.

        We may not be able to obtain additional funds on acceptable terms or at all. If we cannot raise needed funds on acceptable terms, we may be required to delay, scale back or eliminate some aspects of our operations and we may not be able to:

          o    develop new products;

          o    enhance our existing products;

          o    remain current with evolving industry standards;

          o    fulfill our contractual obligations;

          o    take advantage of future opportunities;

          o    respond to competitive  pressures or unanticipated  requirements;
               or

          o    retain our listing on the Nasdaq SmallCap Market.

        If adequate funds are not available to us, our business, results of operations and financial condition will be materially and adversely affected. Any equity or debt financings, if available at all, may cause dilution to our then-existing shareholders and may increase our financing expenses. If additional funds are raised through the issuance of equity securities, the net tangible book value per share of our ordinary shares would decrease and the percentage ownership of then current shareholders would be diluted.

We cannot assure you that our shareholders or our banks will continue to provide sufficient funds to finance our operations.

        During the four years ended December 31, 2003, we relied predominately on our principal shareholders and to a lesser degree on new investors to provide us with working capital. During this period, they provided us with $13.1 million in equity capital, convertible debt and loans. In June 2003, we also reached an agreement with Bank Hapoalim B.M. and Bank Leumi Le Israel B.M., or the Banks to restructure $3.451 million of our debt to them. Pursuant to the agreement, we paid the Banks $1.1 million on account of our debt to them and they forgave $1.1 million in debt and agreed to accept warrants to purchase 3,781,995 of our ordinary shares, exercisable at par value per share, in lieu of $1.251 million of debt. We cannot assure you that our shareholders or Banks will continue to provide us with funds when requested, and that such funds, if any, will be sufficient to finance our operations. The failure of our principal shareholders or other investors to provide us with the necessary financing may result in a significant scaling back or elimination of some aspects of our operations.

Our growth strategy is based on our forming close business relationships and cooperation with major aerospace corporations; should these relationships not materialize into significant agreements or existing contracts fail to be profitably implemented, we may not be able to implement our growth strategy.

        In line with our growth strategy, we have entered into memoranda of understanding and other co-operation agreements with Smiths Electronic Systems and Lockheed Martin Aerospace to increase our penetration into the aviation market. We are currently investing and intend to continue to invest significant resources to develop these relationships. Should our relationships fail to materialize into significant agreements or should we fail to work efficiently with such parties, we may lose sales and marketing opportunities and our business, results of operations and financial condition could be adversely affected.

Competition in the market for automated test equipment and avionics equipment is intense and we may be unable to achieve profitability.

        The market for our products is highly competitive, and we may not be able to compete effectively in our market. Our principal competitors in the automated test equipment market are J.C. AIR, Inc., Aerospatiale Avionique and Avtron. Our principal competitors in the avionics market are Harris, Rockwell Collins, Honeywell, Elbit Systems Ltd., Israeli Aircraft Industries, R.S.L. Ltd. and Elisra Systems Ltd. We expect to continue to face competition from these and other competitors. Most, if not all, of our competitors are far larger, have substantially greater resources including financial, technological, marketing and distribution capabilities, and enjoy greater market recognition than we have. These competitors may be able to achieve greater economies of scale and may be less vulnerable to price competition than us. We may not be able to offer our products as part of integrated systems to the same extent as our competitors or successfully develop or introduce new products that are more cost effective or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

Our initiative of providing manufacturing services may not succeed, and as a result, we may be unable to achieve profitability in our Beit-Shean production facility and may be forced to shut down its operations.

        In June 2000, we began to provide manufacturing services to original equipment manufacturers in Israel and the United States, using the manufacturing capabilities of our Beit-Shean plant. The market for our manufacturing services is highly competitive and we may not be able to compete effectively in this market. The cost of labor and the efficiency of the production equipment and production processes are crucial to our success in this market. Consequently, should we fail to maintain low labor costs, enhance our production equipment and develop new and more efficient production methods, we may have to shut down the operations of our Beit-Shean plant, which may harm our competitiveness and could adversely affect our business, results of operations and financial condition.

Reduction in military budgets worldwide may cause a reduction in our revenues, which would adversely affect our business, operating results and financial condition.

        A significant portion of our revenues is derived from the sale of products with military applications. These revenues, on a consolidated basis, totaled approximately $9.6 million, or 78% of revenues in 2003, $6.9 million, or 66% of revenues, in 2002 and $3.1 million, or 37% of revenues, in 2001. The military budgets of a number of countries may be reduced in the future. Declines in military budgets may result in reduced demand for our products and manufacturing services. This would result in reduction in our core business' revenues and adversely affect our business, results of operations and financial condition.

Sales of our products are subject to  governmental  procurement  procedures  and practices; termination, reduction or modification of contracts with our customers, and especially with the Government of Israel, or a substantial decrease in our customers' budgets may adversely affect our business, operating results and financial condition.

        Our military aviation products are sold primarily to government agencies and authorities and government-owned companies, many of which have complex and time-consuming procurement procedures. A long period of time often elapses from the time we begin marketing a product until we actually sell that product to a particular customer. In addition, our sales to government agencies, authorities and companies are directly affected by these customers' budgetary constraints and the priority given in their budgets to the procurement of our products.

        Further, our business with the State of Israel and other governmental entities is, in general, subject to delays in funding and performance of contracts and the termination of contracts or subcontracts for convenience, among others. The termination, reduction or modification of our contracts or subcontracts with the Government of Israel in the event of change in requirements, policies or budgetary constraints would have an adverse effect on our business, operating results and financial condition.

If we do not receive the governmental approvals necessary for the export of our products, our revenues may decrease. Similarly if our suppliers and partners do not receive their government approvals necessary to export to us their products or designs, our revenues might decrease and we may fail to implement our growth strategy.

        Under Israeli law, the export of certain of our products and know-how is subject to approval by the Israeli Ministry of Defense. To initiate sales proposals with regard to exports of our products and know-how and to export such products or know-how, we must obtain permits from the Ministry of Defense. We cannot assure you that we will receive in a timely manner all the required permits for which we may apply in the future.

        Similarly, under foreign laws the export of certain military products, technical designs and spare parts require the prior approval of, or export license from, such foreign governments. In order to maintain our third party production, certain co-development activities and procurements required for the performance of certain contracts, we must receive detailed technical designs, products or products' parts samples from our strategic partners or suppliers. We cannot assure you that we will be able to receive all the required permits and/or licenses in a timely manner. Consequently, our revenues may decrease and we may fail to implement our growth strategy.

We depend on sales to key customers and the loss of one or more of our key customers would result in a loss of a significant amount of our revenues.

        A significant portion of our revenues is derived from a small number of customers. Our major customers during the three years ended December 31, 2003 were as follows:


                                             Percentage of Revenues
                                           ---------------------------
                                           2001       2002        2003
                                           ----       ----        ----
Smiths Electronic Systems                    6%         34%        22%
The Boeing Company                          16%         19%        14%
Israeli Ministry of Defense                 12%          3%        11%
Israel Aviation Industries                   2%          6%        12%
Portuguese Air Force                         -           4%        19%
Tarom Romanian Air Transport                17%          1%         -

       We anticipate that a significant portion of our future revenues will continue to be derived from sales to a small number of customers. Further, in accordance with our growth strategy, we are attempting to expand the number of our customers while building long-term relationships with them. If our principal customers do not continue to purchase products from us at current levels or if such customers are not retained and we are not able to derive sufficient revenues from sales to new customers to compensate for their loss, our revenues would be reduced and adversely affect our business, financial condition and results of operations.

We depend on a limited number of suppliers of components for our products and if we are unable to obtain these components when needed, we would experience delays in manufacturing our products and our financial results could be adversely affected.

        We acquire most of the components for the manufacturing of our products from a limited number of suppliers and subcontractors, most of whom are located in Israel and the United States. Certain of these suppliers are currently the sole source of one or more components upon which we are dependent. Suppliers of some of the components for manufacturing require us to place orders with significant lead-time to assure supply in accordance with our manufacturing requirements. Inadequacy of operating funds may cause us to delays placement of such orders and may result in delays in supply. Delays in supply may significantly hurt our ability to fulfill our contractual obligations and may significantly hurt our business and result of operations. We cannot assure you that we will be able to continue to obtain such components from these suppliers on satisfactory commercial terms. Temporary disruptions of our manufacturing operations would ensue if we were required to obtain components from alternative sources, which may have an adverse effect on our financial results.

We rely on the airline industry and the continued financial crises in this industry adversely affect our sales.

        The airline industry is an important market for our automated test equipment products and product support services. Our ability to achieve growth and profitability in this market depends in great measure on the economic condition of the commercial aviation industry. Since 2001, and especially following the tragic events of September 11, 2001, the airline industry has suffered from economic decline that caused the bankruptcy of several airlines and imposed financial constraints on the entire industry. As a result of these conditions, the sales of our automated test equipment products have materially decreased. The continuance of the crisis in the commercial aviation industry will adversely affect our business, financial condition and results of operations.

Rapid technological changes may adversely affect the market acceptance of our products.

        The avionics market in which we compete is subject to technological changes, introduction of new products, change in customer demands and evolving industry standards. Our future success will depend upon our ability to keep pace with technological developments and to timely address the increasingly sophisticated needs of our customers by supporting existing and new technologies and by developing and introducing enhancements to our current products and new products. We cannot assure you that we will be successful in developing and marketing enhancements to our products that will respond to technological change, evolving industry standards or customer requirements; that we will not experience difficulties that could delay or prevent the successful development, introduction and sale of such enhancements; or that such enhancements will adequately meet the requirements of the market and achieve any significant degrees of market acceptance. If release dates of our new products or enhancements are delayed or, if when released, they fail to achieve market acceptance, our business, operating results and financial condition would be materially adversely affected.

We may encounter difficulties with our international operations and sales.

        While our principal executive offices are located in Israel, 74% of our sales in 2003, 86% of our sales in 2002 and 76% of our sales in 2001 were exports. This subjects us to many risks inherent in international business, including:

          o limitations and disruptions resulting from the imposition of government controls;

          o    changes in regulatory requirements;

          o    export license requirements;

          o    economic or political instability;

          o    trade restrictions;

          o    changes in tariffs;

          o    currency fluctuations;

          o longer receivable collection periods and greater difficulty in accounts receivable collection;

          o    greater difficulty in safeguarding intellectual property;

          o difficulties in managing overseas subsidiaries and international operations; and

          o    potential adverse tax consequences.

        We cannot assure you that we will be able to sustain or increase revenues from international operations or that we will not encounter significant difficulties in connection with the sale of our products in international markets or that one or more of these factors will not have a material adverse effect on our future revenues and, as a result, our business, operating results and financial condition.

Currency exchange rate fluctuations in the world markets in which we conduct business could have a material adverse effect on our business, results of operations and financial condition.

        We may be adversely affected by fluctuations in currency exchange rates. While our revenues are generally denominated in U.S. dollars, a significant portion of our expenses is incurred in NIS. We do not currently engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. If we were to determine that it was in our best interests to enter into any hedging transactions in the future, there can be no assurance that we will be able to do so or that such transactions, if entered into, will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies into NIS were imposed, our business could be adversely affected. There can be no assurance such fluctuations in the future will not have a material adverse effect on revenues from international sales, and consequently, on our business, operating results and financial condition.

We are dependent on our senior management and key personnel, in particular Herzle Bodinger, our president and chairman of the board, whose loss would adversely affect our business.

        Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we are dependent on the services of Herzle Bodinger, our chairman and president. We do not carry key person life insurance on our senior management or key personnel. Any loss of the services of Herzle Bodinger, other members of senior management or other key personnel could negatively and materially affect our business.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

        Our success and ability to compete largely depends upon protecting our proprietary technology. We rely on a combination of trade secrets, copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology. Except for a patent that relates to our ACE system, we do not have any patents.

Our products may infringe on the intellectual property rights of others.

        Third parties may assert infringement claims against us or claims that we have violated a patent or infringed on a copyright, trademark or other proprietary right belonging to them. In addition, any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend.

We may not be able to obtain title to the land and buildings of our Chinese subsidiary and may be required to initiate litigation in order to enforce our rights to receive title to such properties.

        Beijing Huarui Aircraft Components Maintenance and Services Co., Ltd. or CACS, our Chinese subsidiary, conducts its business in an approximately 16,000 square foot facility in Beijing that includes offices and test and repair facilities. The land for this facility was leased by Beijing Tianzu Forestry Company, or Tianzu, the minority shareholder in CACS, from the Chinese government for 30 years. Under a joint venture agreement, and in consideration for its equity investment in CACS, Tianzu granted CACS usage rights in the land, constructed the buildings and granted CACS the ownership of these buildings. However, the transfer of the title to the land and the buildings has not been completed, which may prevent the disposition of these assets should CACS desire to do so. Although Tianzu is legally obligated to complete such transfer of title to the land and the buildings, we can not guarantee that such transfer will be completed, or that we will not be required to initiate litigation in order to enforce our rights to receive title to the land and buildings.

Risk Factors Related to Our Ordinary Shares

Our share price has been volatile in the past and may decline in the future.

        Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

          o    quarterly variations in our operating results;

          o operating results that vary from the expectations of securities analysts and investors;

          o    changes in expectations as to our future  financial  performance,
               including   financial   estimates  by  securities   analysts  and
               investors;

          o announcements of technological innovations or new products by us or our competitors;

          o announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

          o    changes in the status of our intellectual property rights;

          o    announcements   by  third  parties  of   significant   claims  or
               proceedings against us;

          o    additions or departures of key personnel;

          o    future sales of our ordinary shares;

          o    de-listing of our shares from the Nasdaq SmallCap Market; and

          o    stock market price and volume fluctuations.

        Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

        In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources both of which could have a material adverse effect on our business and results of operations.

We may be delisted from the Nasdaq Stock Market if we fail to meet its listing maintenance requirements.

        Our shares have traded on the Nasdaq Stock Market since 1985 and on the Nasdaq SmallCap Market since June 10, 2002. During periods of 2002 and 2003, we were not in compliance with Nasdaq's continued listing requirements as our shareholders' equity fell below the Nasdaq minimum requirement of $2.5 million. As a result of our agreement with our Banks, we achieved compliance, and in November 2003, a Nasdaq Listing Qualification Panel issued a decision to continue the listing of our shares on the Nasdaq SmallCap Market. However, the panel required us to timely file reports with the SEC and Nasdaq evidencing that our shareholders' equity as of December 31, 2003 and June 30, 2004 exceeds $2.5 million. While we met this requirement as of December 31, 2003, we cannot assure you that our shareholders' equity will continue to be greater than $2.5 million or that we will be able to satisfy the other listing maintenance requirements. In the event we incur losses in the future, we would be required to raise additional capital in order to maintain our listing on the Nasdaq SmallCap Market. Should we fail to raise the necessary capital in order to satisfy such requirements, our ordinary shares may be delisted from the Nasdaq SmallCap Market and transferred to the OTC Bulletin Board.

We do not intend to pay dividends.

        We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain future earnings, if any, to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future.

Risks Relating to Our Location in Israel

Conducting business in Israel entails special risks.

        We are incorporated under the laws of, and our executive offices, manufacturing plant and research and development facilities are located in, the State of Israel. Although most of our sales are made to customers outside Israel, we are nonetheless directly affected by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel.
        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

        Many of our executive officers and employees in Israel are obligated to perform up to 36 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

The economic conditions in Israel have not been stable in recent years.

        In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers. Following the passage by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the U.S. dollar.

        In 2003 approximately 25% of our expenses were in U.S. dollars or U.S. dollar-linked NIS, in 2002 approximately 39% of our expenses were in U.S. dollars or U.S. dollar-linked NIS and in 2001 approximately 45% of our expenses were in U.S. dollars or U.S. dollar-linked NIS. In each of these years, virtually all our remaining expenses were in unlinked NIS. Our expenses that are denominated in U.S. dollars or paid in Israeli currency linked to the U.S. dollar-NIS exchange rate are influenced by the extent to which any inflation in Israel is not offset (or is offset on a lagging basis) by the devaluation of the NIS in relation to the U.S. dollar. In 1998, 2001 and 2002 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation in Israel, which benefited us. In 1999 and 2000 the rate of inflation exceeded the rate of devaluation of the NIS against the U.S. dollar. In 2003 the rate of inflation was negative and the NIS was revaluated vis-a-vis the dollar. These changes, as well as the recent world-wide devaluation of the U.S. dollar, have affected our operations, financial condition and results of operations by decreasing the NIS equivalents of our U.S denominated revenues and increasing the U.S. dollar equivalents of our NIS denominated expenses. We cannot assure you that we will not be materially adversely affected in the future if the rate of inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of this devaluation lags behind increases in inflation in Israel.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

        Service of process upon our directors and officers and the Israeli experts named herein, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since substantially all of our assets, all of our directors and officers and the Israeli experts named in this annual report are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

        There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those Acts.

Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

        Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

        We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.

                                 USE OF PROCEEDS

        We will not receive any of the proceeds from the sale by the selling shareholders of our ordinary shares. We will, however, receive the proceeds from the exercise of the warrants issued to selling shareholders if and when they are exercised. We have agreed to bear all expenses relating to the registration of the ordinary shares registered pursuant to the registration statements of which this prospectus is a part.

                                MARKET PRICE DATA

        Our ordinary shares trade on the Nasdaq SmallCap Market under the symbol RADIF. The following table sets forth, for the periods indicated, the range of high and low sales prices of the ordinary shares on the Nasdaq SmallCap Market:

     2002                                                   High            Low
     ----                                                   -----          -----
     First Quarter.................................         $1.8           $1.55
     Second Quarter................................          1.63           0.6
     Third Quarter.................................          0.72           0.6
     Fourth Quarter................................          0.64           0.54

     2003
     ----
     First Quarter.................................         $0.68          $0.57
     Second Quarter................................          1.04           0.41
     Third Quarter.................................          0.76           0.59
     Fourth Quarter................................          2.37           0.53

     2004
     ----
     First Quarter.................................         $2.08          $1.31
     Second Quarter (through May 17, 2004).........          4.78           1.30

                      SELECTED CONSOLIDATED FINANCIAL DATA

        We have derived the following selected consolidated financial data as of December 31, 2002 and 2003 and for each of the years ended December 31, 2001, 2002 and 2003 from our consolidated financial statements which are prepared in accordance with U.S. generally accepted accounting principles and have been audited in accordance with U.S. generally accepted auditing standards by Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global and Luboshitz Kasierer, an affiliate member of Ernst & Young International, reports with respect to such consolidated financial statements appear in our Annual Report on Form 20-F for the year ended December 31, 2003 incorporated by reference herein. Selected consolidated financial data as of December 31, 1999, 2000 and 2001 and for each of the years ended December 31, 1999 and 2000 have been derived from other audited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and generally accepted auditing standards. The selected consolidated financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements with respect to the three years ended December 31, 2003 and as at December 31, 2002 and 2003 contained in our 2003 Annual Report on Form 20-F which is incorporated herein by reference.

                                                           Year Ended December 31,
                                              -----------------------------------------------------
                                               1999        2000         2001        2002      2003
                                              -------     ------       ------     -------   -------
                                                (U.S. dollars in thousands, except per share data)
INCOME STATEMENT DATA:
Revenues                                      $10,373     $3,816       $8,342     $10,399   $12,315
Cost of revenues                               12,707      5,307        7,416       9,223     9,592
                                               ------      -----        -----       -----     -----
Gross profit (loss)                            (2,334)    (1,491)         926       1,176     2,723
   Research and development expenses              428        730          534         122         -
   Marketing, selling, general and
   administrative expenses                      4,316      3,612        3,617       3,809     2,698

Operating income (loss) from
   continuing operations                       (7,078)    (5,833)      (3,225)     (2,035)       25
Financial income (expenses), net               (1,141)      (861)        (210)       (364)      708
Other income (expenses), net                      505        563          (30)       (290)       (2)
Operating income (loss)                        (7,714)    (6,131)      (3,465)     (2,689)      731
Equity in loss of affiliated company             (101)         -            -           -         -
Minority interest in losses of subsidiary         292         32           96         206          27
Income (loss) from continuing
   operations                                  (7,523)    (6,099)      (3,369)     (2,483)      758
Gain from disposal of discontinued
   segment (net of tax)                           306          -            -           -         -
Net income (loss)                             $(7,217)   $(6,099)     $(3,369)    $(2,483)     $758
                                              =======    =======      =======     =======      ====
Basic net income (loss) per share
   from continuing operations                  $(0.77)    $(0.46)      $(0.24)     $(0.15)    $0.04
                                               ======     ======       ======      ======     =====
Diluted net income (loss) per share
   from continuing operations                  $(0.77)    $(0.46)      $(0.24)     $(0.15)    $0.04
                                               ======     ======       ======      ======     =====
Basic income per share from
  discontinued operations                      $ 0.03        $ -          $ -         $ -       $ -
                                               ======        ===          ===         ===       ===
Diluted net income per share from
  discontinued operations                      $ 0.03        $ -          $ -         $ -       $ -
                                               ======        ===          ===         ===       ===
Basic net earnings (loss) per share            $(0.74)    $(0.46)      $(0.24)     $(0.15)     $0.04
                                               ======     ======       ======      ======      =====
Diluted net earnings (loss) per share          $(0.74)    $(0.46)      $(0.24)     $(0.15)     $0.04
                                               ======     ======       ======      ======      =====
Weighted average number of shares used
to compute basic net income(loss) per
share                                           9,722     13,305       13,817      16,555     18,511
                                                =====     ======       ======      ======     ======
Weighted average number of shares used
to compute diluted net income (loss)
per share                                       9,722     13,305       13,817      16,555     19,704
                                                =====     ======       ======      ======     ======

                                                             As of December 31,
                                              -----------------------------------------------------
                                               1999        2000         2001        2002      2003
                                              -------     ------       ------     -------   -------
                                                         (U.S. dollars in thousands)
BALANCE SHEET DATA:
Working capital deficiency..............      $(8,419)   $(8,668)     $(9,446)    $(8,055)   $(2,716)
Total assets............................       19,918     18,874       16,332      14,607     14,549
Short-term credits and current
maturities of long-term debt............        5,378      5,624        5,920       5,697      1,123
Long-term debt, net of current
maturities..............................          811          8            -           -      1,220
Shareholders' equity....................        4,329      4,069          700         485      2,878


                              SELLING SHAREHOLDERS

        The selling shareholders named in this prospectus are selling an aggregate of 19,956,226 ordinary shares of which 6,288,881 are issued and outstanding and 13,667,345 are issuable upon the exercise of warrants. The 19,956,226 ordinary shares offered hereby are being sold by selling shareholders that acquired their shares in private placements effected by us in February 1999, June 1999, June 2002 and by two of our banks that acquired their warrants in an agreement we entered into on September 24, 2003. We will not receive any proceeds from the sale of the ordinary shares by the selling shareholders. We will, however, receive the proceeds from the exercise of the warrants, if and when they are exercised.

        The table below sets forth:

o    the names of the selling shareholders;

o    the  number  of  ordinary   shares   beneficially   owned  by  the  selling
     shareholders, as of May 2, 2004;

o the percentage of Rada's outstanding ordinary shares beneficially owned by each of the selling shareholders as of May 2, 2004;

o the number of ordinary shares that each selling shareholder may offer under this prospectus;

o    the  number  of  ordinary  shares  that  each  selling   shareholder   will
     beneficially own assuming the sale of all of the ordinary shares covered by this prospectus; and

o the percentage of Rada's outstanding ordinary shares that each selling shareholder will beneficially own assuming the sale of all of the ordinary shares covered by this prospectus.


                               Ordinary Shares                                 Ordinary Shares
                               Beneficially Owned Prior                        Beneficially Owned
Name of Beneficial Owner       to this Offering                                After this Offering
                                                          Ordinary shares,
                                             Percent of   par value 0.005                   Percent of
                                             total shares NIS per share,                    total
                                             outstanding  offered pursuant                  shares
                               Number(1)     (2)          to this prospectus    Number      outstanding
                               ----------    ------------ ------------------   ---------    -----------
Howard P.l. Yeung
  (3)(4)(5)(6)...............  20,407,861     76.1%       12,836,116           7,571,745     33.9%
Horsham Enterprises Ltd.
  (5)(6).....................   1,350,086      7.2%          608,400             741,686      3.99%
Ben-Zion Gruber (7)(8).......     204,082      1.1%          204,082                -          -
The Shaar Fund Ltd. (9)(10)..     816,326      4.4%          816,326                -          -
Chaim Hershkovitz (11)(12)...     408,164      2.2%          408,164                -          -
Henry Lefkowitz (13)(14).....     945,087      5.1%          918,366              26,721       *
Paul Schwarz (15)............     430,000      2.3%          430,000                -          -
Artur Weinberger (16)(17)....     102,040      0.6%          102,040                -          -
Ralph Rizziello (18)(19).....     102,040      0.6%          102,040                -          -
Arnold Fishman (20)(21)......     183,674      1.0%          183,674                -          -
Dina Cohen (22)..............      51,200      0.3%           51,200                -          -
Joseph Gruber (23)...........      26,531      0.1%           26,531                -          -
Yekotel Zeit (24)(25)........     765,305      4.1%          765,305                -          -
Zvi Oren (26) (27) ..........     203,982      1.1%          203,982                -          -
Yisrael Meir Deutsch (28)(29)     600,000      3.2%          600,000                -          -
Maury Greenspan (30) (31)         600,000      3.2%          600,000                -          -

Bank Leumi Le-Israel
  B.M.(32)(33)...............     660,000      3.6%          660,000                -          -
Bank Hapoalim B.M.(34)(35)...     440,000      2.4%          440,000                -          -

 --------------
* Less than 1%

(1) Ordinary shares beneficially owned include shares that may be acquired pursuant to options and warrants that are currently exercisable or which will first become exercisable within 60 days of the date of this prospectus.

(2) Based on 18,548,633 ordinary shares outstanding prior to this offering. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such shares within 60 days of the date of this prospectus including by the exercise of warrants, are treated as outstanding only for purposes of determining the percent owned by such person or group.

(3) Includes 8,265,306 ordinary shares issuable upon the exercise of currently exercisable warrants issued to Mr. Howard P.L. Yeung.

(4) Includes 3,781,991 ordinary shares issuable to Mr. Howard P.L. Yeung in the event he acquires warrants from Bank Leumi le-Israel B.M. and Bank Hapoalim B.M. by exercising a call option granted to him by such banks pursuant to an option agreement dated September 24, 2003.

(5) The address of Mr. Howard P.L. Yeung, Mr. Kenneth Yeung and Horsham Enterprises Ltd. is 2202 Kodak Houge II, 39 Healthy Street, North Point, Hong Kong.

(6) Based upon, information received from Mr. Yeung the 1,350,086 shares are held by Horsham Enterprises Ltd., a corporation incorporated in the British Virgin Islands. Messrs. Howard P.L. Yeung and his brother Kenneth Yeung are the beneficial owners, in equal shares, of Horsham Enterprises Ltd. Accordingly, Messrs. Yeung may be deemed to be the beneficial owners of the ordinary shares held by Horsham Enterprises Ltd.

(7) Includes 204,082 ordinary shares issuable upon the exercise of currently exercisable warrants.

(8)   The address of Mr. Gruber is 11 Hagefen Street, Efrat 90435, Israel.

(9) Includes 816,326 ordinary shares issuable upon the exercise of currently exercisable warrants.

(10) The address of the Shaar Fund Ltd. is 9 Kaya Flamboyan Street, P. O. Box 812, Curocao, Netherlands Antilles. Inter-Caribbean Services Ltd., a company incorporated in the British Virgin Islands and the fully-owned subsidiary of Citco Fund Services, is the sole director of the Shaar Fund, an open-end fund. Shaar Fund Advisory Services Ltd., a company incorporated in the British Virgin Islands, has the sole voting and dispositive power regarding the shares beneficially owned by Citco Fund Services. Such voting and dispositive power is exercised on behalf of Shaar Fund Advisory Services by Wim Langenvild, who is the managing director of such company. Accordingly, Shaar Fund Advisory Services may be deemed to be the beneficial owner of the ordinary shares held by the Shaar Fund.

(11) Includes 408,164 ordinary shares issuable upon the exercise of currently exercisable warrants.

(12)  The address of Mr. Chaim Hershkovitz is 22 Admor Mikotzic, Bnei Brak,
      Israel.

(13) Includes 612,244 ordinary shares issuable upon the exercise of currently exercisable warrants.

(14) The address of Mr. Henry Lefkowitz is 1927 52nd Street, Brooklyn, New York 11204. Mr. Lefkowitz disclaims any beneficial interest in the ordinary shares held by Mrs. Lefkowitz.

(15)  The address of Mr. Paul Schwarz is 25 Agasi Street, Jerusalem 93877,
      Israel.

(16) Includes 51,020 ordinary shares issuable upon the exercise of currently exercisable warrants.

(17) The address of Mr. Artur Weinberger is c/o Schwarz, 25 Agasi Street, Jerusalem 93877, Israel.

(18) Includes 51,020 ordinary shares issuable upon the exercise of currently exercisable warrants.

(19)  The address of Mr. Ralph Rizziello is 37 East Union Bordentown, NJ, 08505.

(20) Includes 91,837 ordinary shares issuable upon the exercise of currently exercisable warrants.

(21)  The address of Mr. Arnold Fishman 1564 49th Street, Brooklyn, NY 11219.

(22) The address of Mrs. Dina Cohen is 21 Harishonim Avenue, Moza Elit 90820, Israel.

(23) The address of Mr. Joseph Gruber is Ben Zion Gruber, 11 Hagefen Street, Efrat 90435, Israel.

(24) Includes 765,305 ordinary shares issuable upon the exercise of currently exercisable warrants.

(25)  The address of Mr. Yekotel Zeit is 30 Reved Street, Bnei Brak, Israel.

(26) Includes 102,041 ordinary shares issuable upon the exercise of currently exercisable warrants.

(27)  The address of Mr. Zvi Oren is 8 Dakar Street, Ramat Gan, Israel.

(28) Includes 600,000 ordinary shares issuable upon the exercise of currently exercisable warrants.

(29)  The address of Mr. Yisrael Meir Deutsch is 10 Chai Taib, Jerusalem,
      Israel.

(30) Includes 600,000 ordinary shares issuable upon the exercise of currently exercisable warrants.

(31)  The address of Mr. Maury Greenspan is 52 Agassi Street, Jerusalem, Israel.

(32) Includes 660,000 ordinary shares issuable upon the exercise of currently exercisable warrants.

(33) The address of Bank Leumi Le-Israel B.M. is 24-32 Yehuda Halevi Street, Tel Aviv 65546, Israel.

(34) Includes 440,000 ordinary shares issuable upon the exercise of currently exercisable warrants.

(35)  The address of Bank Hapoalim B.M. is 50 Rothchild Street, Tel Aviv,
      Israel.


                              PLAN OF DISTRIBUTION

        We are registering the ordinary shares offered hereby on behalf of the selling shareholders. As used herein, "selling shareholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a named selling shareholder as a gift, pledge, partnership distribution or other transfer. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne us, other than brokerage commissions and similar selling expenses, if any, attributable to the sale of shares offered hereby which will be borne by the selling shareholders. Sales of the shares offered hereby may be effected by selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq SmallCap Market at prevailing market prices, in the over-the-counter market, in negotiated transactions, through publicly or privately negotiated put or call options transactions relating to the shares offered hereby, through short sales of the shares offered hereby (including the closing of any open short position), or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of the shares offered hereby by the selling shareholders.

        The selling shareholders may enter into hedging transactions with regard to the shares offered hereby. In connection with such transactions the counterparties to such transactions may engage in short sales of the shares offered hereby or of securities convertible into or exchangeable for such shares in the course of hedging positions they assume with selling shareholders. The selling shareholders may also enter into other transactions which require the delivery of the shares offered by this prospectus, which shares such counterparties may resell pursuant to this prospectus (as amended or supplemented, if necessary, to reflect such transaction).

        The selling shareholders may effect these transactions by selling the shares offered hereby directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of the shares offered hereby for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary brokerage commissions).

        The selling shareholders and any broker-dealers that act in connection with the sale of the shares offered hereby might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares offered hereby sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. We have agreed to indemnify each selling shareholder against certain liabilities, including liabilities arising under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares offered hereby against certain liabilities, including liabilities arising under the Securities Act.

        Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

        Selling shareholders also may resell all or a portion of the shares offered hereby in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144 or another exemption under the Securities Act.

        Upon our being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares offered hereby through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

          o    the  name  of  each   such   selling   shareholder   and  of  the
               participating broker-dealer(s);

          o    the number of shares involved;

          o    the initial price at which such shares were sold;

          o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

          o that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

          o    other facts material to the transaction.

        In addition, upon our being notified by a selling shareholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                      FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

        The Israeli Currency Control Law, 1978 imposes certain limitations concerning foreign currency transactions and transactions between Israeli and non-Israeli residents, which limitations may be regulated or waived by the Controller of Foreign Exchange at the Bank of Israel, through "general" and "special" permits. In May 1998, a new "general permit" was issued pursuant to which substantially all transactions in foreign currency are permitted. Any dividends or other distributions paid in respect of ordinary shares and any amounts payable upon the dissolution, liquidation or winding up of the affairs of Rada, as well as the proceeds of any sale in Israel of Rada's securities to an Israeli resident are freely repatriable into non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on (or withheld from) such payments. Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, U.S. shareholders will be subject to any such currency fluctuation during the period from when such dividend is declared through the date payment is made in U.S. dollars.

        The State of Israel does not restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

                                     EXPERTS

        Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global, has audited our consolidated financials statements at December 31, 2003 and for the year ended December 31, 2003, and Luboshitz Kasierer, an Affiliate member of Ernst & Young International independent auditors, has audited our consolidated financials statements at December 31, 2001 and 2002, and for each of the two years in the period ended December 31, 2002, as set forth in their reports. We have incorporated by reference our consolidated financial statements elsewhere in this prospectus and in the Registration Statement in reliance on the Kost Forer Gabbay & Kasierer and Luboshitz Kasierer reports, given on their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

        Certain legal matters in connection with the registration of the ordinary shares hereunder with respect to Israeli law will be passed upon for us by S. Friedman & Co., Advocates, Tel-Aviv, Israel, our Israeli counsel.

                                MATERIAL CHANGES

        Except as otherwise described our Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and in our Reports on Form 6-K filed under the Exchange Act and incorporated by reference herein, no reportable material changes have occurred since December 31, 2003.

             WHERE YOU CAN BEST FIND MORE INFORMATION; INCORPORATION
                      OF CERTAIN INFORMATION BY REFERENCE

        This prospectus is a part of a registration statement on Form F-3, Registration No. 333- ________ , which we filed with the Securities and Exchange Commission under the Securities Act of 1933. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules thereto. As such we make reference in this prospectus to the registration statement and to the exhibits and schedules thereto. For further information about us and about the securities we hereby offer, you should consult the registration statement and the exhibits and schedules thereto. You should be aware that statements contained in this prospectus concerning the provisions of any documents filed as an exhibit to the registration statement or otherwise filed with the SEC are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

        We file annual and special reports and other information with the Securities and Exchange Commission (Commission File Number 0-15375). These filings contain important information which does not appear in this prospectus. For further information about us, you may read and copy these filings at the SEC's public reference room at 450 Fifth Street, N.W, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of our filings from the public reference room by calling (202) 942-8090.

        The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered.



          o Our Annual Report on Form 20-F for the fiscal year ended December 31, 2003;

          o    The  description  of  our  Ordinary   Shares   contained  in  our
               Registration Statement on Form 8-A, including any amendment or reports for the purpose of updating such description.

        In addition, we may incorporate by reference into this prospectus our reports on Form 6-K filed after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) if we identify in the report that it is being incorporated by reference in this prospectus.

        Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

        We shall provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to Rada Electronic Industries Ltd. 7 Giborei Israel Street, Netanya 42504, Israel. Attn: Elan Sigal, Chief Financial Officer, telephone number (972)(9) 892-1129. You may also obtain information about us by visiting our website at www.rada.com. Information contained in our website is not part of this prospectus.

        We are an Israeli company and are a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934. As a result, (1) our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, (2) transactions in our equity securities by our officers and directors are exempt from Section 16 of the Exchange Act, and (3) until November 4, 2002, we were not required to make, and did not make, our SEC filings electronically, so that those filings are not available on the SEC's Web site. However, since that date, we have been making all required filings with the SEC electronically, and these filings are available over the Internet at the SEC's Web site at http: // www.sec.gov.

                       ENFORCEABILITY OF CIVIL LIABILITIES

        Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

        We have been informed by our legal counsel in Israel, S. Friedman & Co. Advocates, that there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a United States final executory judgment in a civil matter including a monetary or compensatory judgment in a non-civil matter, obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel, the laws of which do not prohibit the enforcement of judgment of Israeli courts, provided that:

          o    the judgment is enforceable in the state in which it was given;

          o adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

          o the judgment and the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel;

          o the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

          o an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court and the judgment is no longer appealable and the judgment is executory in the country in which it was given.

        We have irrevocably appointed Rada Electronic Industries Inc. as our agent to receive service of process in any action against us in the state and federal courts sitting in the City of New York, Borough of Manhattan arising out of this offering or any purchase or sale of securities in connection therewith.

        If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date thereof, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at such time. Judgment creditors must bear the risk of unfavorable exchange rates.

                         RADA ELECTRONIC INDUSTRIES LTD.






                           19,956,226 Ordinary Shares






                          ----------------------------


                                   PROSPECTUS



                          ----------------------------





               You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer to sell or buy any of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date that appears below.



                                      2004

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers

        The Companies Law provides that a company may not exonerate office holders from liability for a breach of their duty of loyalty, but may exonerate in advance office holders from their liability to the company, in whole or in part, for a breach of their duty of care. Our articles of association provide that, subject to any restrictions imposed by the Companies Law, we may enter into an insurance contract providing coverage for the liability of any of our office holders for:

          o    a breach of their duty of care to us or to another person;

          o a breach of their duty of loyalty to us, provided that they acted in good faith and had reasonable grounds to assume that their act would not prejudice our interests; and

          o a financial liability imposed upon them in favor of another person for an act performed by them in their capacity as office holders.

        In addition, we may indemnify office holders against the following expenses or liabilities imposed upon them in their capacity as office holders:

          o a financial liability imposed on them in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court; and

          o reasonable litigation expenses, including attorneys' fees, incurred by such office holders or imposed upon them by a court, in connection with proceedings instigated by us against them or that are instigated on our behalf or by another person, or as a result of a criminal charge from which they were acquitted or a criminal charge in which they were convicted for a criminal offense that does not require proof of intent.

        The Companies Law provides that a company may not indemnify an office holder nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

          o a breach by an officer holder of their duty of loyalty, unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

          o a breach by an office holder of their duty of care if such breach was committed intentionally or recklessly;

          o an act or omission with the intent to unlawfully derive a personal benefit; or

          o a fine levied against the office holder as a result of a criminal offense.

        These provisions are specifically limited in their scope by the Companies Law, which provides that a company may not indemnify an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of certain improper actions.

        Pursuant to the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

        We have indemnified our office holders to the fullest extent permitted by law. We currently maintain a directors and officers liability insurance policy with a per claim and aggregate coverage limit of $5.0 million.

Item 9.  Exhibits

        (a)    Exhibits


         Exhibit No.    Description of Exhibit
         -----------    ----------------------

            3.1         Memorandum of Association of the Registrant*
            3.2         Articles of Association of the Registrant*
            4.1         Specimen of Ordinary Share Certificate*
            4.2 Form of Warrant Certificate issued on June 30, 2002 to subscribers for ordinary shares in the Registrant's private placement of June 2002
            4.3 Form of Warrant to Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M.**
            5 Opinion of S. Friedman & Co., Advocates regarding legality of the securities being registered
           23.1 Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global
           23.2 Consent of Luboshitz Kasierer, an Affiliate member of Ernst & Young International
           23.3         Consent of S. Friedman & Co., Advocates (included in
                        Exhibit 5 hereto)
           24 Power of Attorney (included in the signature page to the Registration Statement)

-------------------
* Previously filed as an exhibit to the Annual Report on Form 20-F for the year ended December 31, 2000 and incorporated herein by reference.

** Previously filed as exhibit 10.11 to the Annual Report on Form 20-F for the year ended December 31, 2002 and incorporated herein by reference.

Item 10.  Undertakings

        The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect  in the  prospectus  any facts or events  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii)To include  any  material  information  with  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

               Provided, however, That paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2)  That,  for  the  purpose  of  determining   liability  under  the
               Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bone fide offering thereof.

          (3)  To  remove  from   registration  by  means  of  a  post-effective
               amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of Regulation S-K if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

          (5) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (6) Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Company, pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it complies with all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Netanya, Israel, on May 18, 2004.



                                      By: /s/ Herzle Bodinger
                                          -------------------
                                          Herzle Bodinger
                                          Chairman of the Board of Directors and
                                          President


                                POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, each director and officer whose signature appears below constitutes and appoints, Herzle Bodinger and/or Elan Sigal, or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments or post-effective amendments to this registration statement on Form F-3 and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting such attorneys-in-fact and agents, and each of them, full power and authority to do all such other acts and execute all such other documents as they, or any of them, may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities indicated on May 18, 2004.

Signature                                    Title

/s/ Herzle Bodinger                          Chairman of the board and president
-------------------
Herzle Bodinger

/s/ Adar Azancot                             Chief executive officer
----------------
Adar Azancot

/s/ Elan Sigal                               Chief financial officer
---------------
Elan Sigal

/s/ Adrian Berg                              Director
----------------
Adrian Berg

/s/ Asaf Agmon                               Director
---------------
Asaf Agmon

/s/ Roy Kui Chuen Chan                       Director
-----------------------
Roy Kui Chuen Chan

/s/ Ben Zion Gruber                          Director
--------------------
Ben Zion Gruber

/s/ Hava Snir                                Outside Director
--------------
Hava Snir

/s/ Zvi Tropp                                Outside Director
--------------
Zvi Tropp

 Rada Electronic Industries Inc.

By: /s/ Herzle Bodinger                      Authorized Representative in the
    -------------------                      United States
President, Rada Electronic
Industries Inc.